August 30, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Hillary Daniels

Dear Madam:

Re:	Valmie Resources, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2016
File No. 333-212325

I am the sole officer and director of Valmie Resources, Inc. (the “Company”) and submit this letter to respectfully request an acceleration of the effective date of the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), for Thursday, September 1, 2016 at 5:00 PM EST, or as soon as practicable thereafter.

On behalf of the Company, I acknowledge that the disclosure in the Registration Statement is the responsibility of the Company, and in connection with this acceleration request I also acknowledge that:

●	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Gerald B. Hammack

Gerald B. Hammack